

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 86-755-2601-2489

August 5, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

>   **Re: China Skyrise Digital Service, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **File No. 333-139940**

Dear Mr. Zhou:

        We have reviewed your response letter dated July 12, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 2

1.   We note your response to our prior comment 2 where you indicate that in general, you do not sell your products with installation services unless the customer specifically requests such services. We further note that installation services have historically been insignificant to total revenues. However, you refer to installation services throughout your filings. For instance, you purport to be engaged in the development, sale, installation and maintenance of digital residential safety and video surveillance packaged solutions. In addition, on page 2 you state "[b]ecause the majority of our revenues are derived from installations, they are generally non-recurring." Tell us how you considered revising your disclosures in future filings to more clearly describe the services you provide or to clarify the significance of installation services to your business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2.   We note from your response to our prior comment 1 that sales to newly acquired customers
        accounted for 38% of total sales and 97% of your sales growth, while sales to existing
        customers accounted for 61.5% of total sales and only 3% of your sales growth. Please
        confirm that in future filings, beginning with your next Form 10-Q, you will include a
        quantified discussion of the impact newly acquired customers and existing customers had on
        your sales growth. We refer you to Item 303(a) of Regulation S-K.

Revenue Recognition, page F-7

3.   Please clarify your response to the fourth bullet point in prior comment 2 where you state that
        maintenance services cannot be sold separately. In this regard, we note from your response to
        prior comment 3 that maintenance services outside of the warranty period are sold on a per
        call basis. Therefore, it remains unclear how your digital residential safety and video
        surveillance product sales do not include separate units of accounting. Please provide further
        evidence to support your conclusions. To the extent you have concluded that you are unable
        to obtain objective and reliable evidence of fair value for the maintenance services, please
        explain further the basis for such conclusions. Also, tell us what impact you believe the
        recently issued accounting guidance in ASU 2009-13 will have on these arrangements.

4.   In your response to comment 5 in your June 15, 2010 letter you indicated that maintenance
        services are included free of charge within warranty periods, which according to your
        disclosures on page 34 appears to be two-years. However on page 2 you indicate that
        maintenance services are included in your packaged solutions for the first year following
        installation. Please clarify these inconsistencies.

5.   You appear to have limited your response to the sixth and seventh bullet points in prior
        comment 2 to installation and maintenance services. Please clarify whether your
        arrangements include any return rights or customer acceptance provisions with regards to the
        product portion of your arrangements (i.e. the digital residential safety and video surveillance
        system).

6.   We note your response to our prior comment 4. Please supplementally provide and in future
        filings include disclosure regarding your revenue recognition policy for customized software
        sales. Also, tell us of you provide any post customer support with your software sales and if
        so, tell us how you account for such services.

        Please respond to this comment within 10 business days or tell us when you will provide us
with a response. Please submit all correspondence and supplemental materials on EDGAR as
required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us
with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys
your response to our comment and provides any requested information. Detailed cover letters greatly

facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief